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                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                               _______________________

                                    SCHEDULE 14D-1
                 Tender Offer Statement Pursuant to Section 14(d)(1)
                        of the Securities Exchange Act of 1934

                              _________________________

                                  (AMENDMENT NO. 8)

                                   DELCHAMPS, INC.
                              (Name of Subject Company)
                            DELTA ACQUISITION CORPORATION
                             A WHOLLY OWNED SUBSIDIARY OF
                        JITNEY-JUNGLE STORES OF AMERICA, INC.
                                      (Bidders)
                        Common Stock, $.01 par value per share
                            (Title of Class of Securities)
                                     246615 10 8
                        (CUSIP Number of Class of Securities)

                                ______________________

                                  MICHAEL E. JULIAN
                        PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        JITNEY-JUNGLE STORES OF AMERICA, INC.
                                  1770 ELLIS AVENUE
                                      SUITE 200
                              JACKSON, MISSISSIPPI 39204
                                    (601) 965-8600

             (Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications on Behalf of Bidders)

                              _________________________

                                   with a copy to:
                                DECHERT PRICE & RHOADS
                               4000 BELL ATLANTIC TOWER
                                   1717 ARCH STREET
                                PHILADELPHIA, PA 19103
                                    (215) 994-4000
                            ATTENTION:  WILLIAM G. LAWLOR
                                        DAVID E. SCHULMAN


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CUSIP NO.  246615 10 8            14D-1

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1   NAME OF REPORTING PERSON: Jitney-Jungle Stores of America, Inc.
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON: 64-0280539


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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)  {   }
                                            (b)  {   }

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3   SEC USE ONLY

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4   SOURCES OF FUNDS

    BK, OO

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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e)
    or 2(f)
                                                      {   }
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mississippi

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7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,321,112

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8   CHECK IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
                                                                     {   }
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9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

    74%

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10  TYPE OF REPORTING PERSON

    CO

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CUSIP NO.  246615 10 8            14D-1

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1   NAME OF REPORTING PERSON: Delta Acquisition Corporation
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON: 64-0280539

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  {   }
                                                 (b)  {   }

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3   SEC USE ONLY

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4   SOURCES OF FUNDS

    AF, BK

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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e)
    or 2(f)
                                                                {   }
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Alabama

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7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,321,112

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8   CHECK IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
                                                                {   }
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9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

    74%

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10  TYPE OF REPORTING PERSON

    CO

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

    This Amendment No. 8 to the Schedule 14D-1 relates to a tender offer by Delta Acquisition Corporation, an Alabama corporation (the "Offeror") and a wholly owned subsidiary of Jitney-Jungle Stores of America, Inc., a Mississippi corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.01 per share, of Delchamps, Inc., an Alabama corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of October 14, 1988, as amended, between the Company and the First Alabama Bank, as Rights Agent (collectively, the "Shares"), at a purchase price of $30.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on July 14, 1997 as amended by Amendment No. 1 dated July 30, 1997, Amendment No. 2 dated August 4, 1997, Amendment No. 3 dated August 25, 1997, Amendment No. 4 dated August 29, 1997, Amendment No. 5 dated September 9, 1997, Amendment No. 6 dated September 11, 1997, and Amendment No. 7 dated September 12, 1997 (collectively, the "Schedule 14D-1"). The purpose of this Amendment No. 8 is to amend and supplement Items 4, 6, 10 and 11 of the Schedule 14D-1 as described below. Pursuant to Instruction F of Schedule 14D-1, this statement is submitted below. Pursuant to Instruction F of Schedule 14D-1, this statement is submitted in satisfaction of the reporting obligation of the Offeror under Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 4. Source and Amount of Funds or Other Consideration.

    On September 15, 1997, Parent, the Company, the Offeror, certain other subsidiaries of Parent, certain lenders, DLJ Capital Funding, Inc., and Fleet Capital Corporation entered into an Amended and Restated Revolving Credit Agreement relating to certain borrowings in connection with the Offer and the Merger. Reference is made to a copy of the form of Amended and Restated Revolving Credit Agreement filed as Exhibit (b)(5) to the Schedule 14D-1 and is incorporated herein by reference.

    In addition, on September 15, 1997, Parent, the Company, the Offeror, certain other subsidiaries of Parent and Marine Midland Bank, as Trustee, entered into an Indenture relating to the issuance and sale of $200,000,000 aggregate principal amount of 10 3/8% Senior Subordinated Notes due 2007. Reference is made to the form of Indenture previously filed as Exhibit (b)(4) to the Schedule 14D-1 Amendment No. 7 dated September 12, 1997 and is incorporated herein by reference.

ITEM 6.  Interest in Securities of the Subject Company.

    At 5:00 p.m., New York City time, on September 12, 1997, the Offer expired. Based on preliminary information provided by the Depositary, approximately 5,321,112 Shares (or approximately 74% of the Shares outstanding) were validly tendered and not withdrawn pursuant to the Offer, including 981,205 Shares tendered pursuant to notices of guaranteed delivery. The Offeror has accepted for payment all such Shares at the purchase price of $30.00 per Share in cash.

    Pursuant to the Agreement and Plan of Merger, dated July 8, 1997, by and among the Offeror, Parent, and the Company, Parent intends to effect a merger of the Offeror with and into the Company pursuant to Section 10-2B-11.01 of the Alabama Business Corporation Act later this year. Upon the consummation of the Merger, each outstanding Share (other than Shares acquired by the Offeror in the Offer and Shares as to which dissenters' rights are perfected) will be converted into the right to receive $30.00 in cash.

 ITEM 10. Additional Information.

    (f) Reference is made to the press release issued by Parent on September 12, 1997, a copy of which is filed as Exhibit (a)(18) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 11. Material to be Filed as Exhibits.

    (a)(18) Press Release issued by Parent on September 12, 1997.

    (b)(5) Proposed Form of Amended and Restated Revolving Credit Agreement among Parent, the Company, the Offeror, certain other subsidiaries of Parent, certain lenders, DLJ Capital Funding, Inc., as documentation agent for the lenders and Fleet Capital Corporation as agent for the lenders, relating to certain borrowings in connection with the Offer and the Merger.




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                                       SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Amendment No. 8 is true, complete and correct.

                             Jitney-Jungle Stores of America, Inc.


                             By:  /s/ Michael E. Julian
                                  -------------------------------------------
                             Name:    Michael E. Julian
                             Title:   President and Chief Executive Officer

                             Delta Acquisition Corporation


                             By:  /s/ Michael E. Julian
                                  -------------------------------------------
                             Name:    Michael E. Julian
                             Title:   President


Dated:  September 15, 1997